Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

TELUS Corporation (“TELUS”)

555 Robson Street

Vancouver, British Columbia

V6B 3K9

Item 2 Date of Material Change

November 9, 2012

Item 3 News Release

A news release in respect of the material change was disseminated via Canada Newswire on November 9, 2012.

Item 4 Summary of Material Change

On November 9, 2012, TELUS announced that Robert G. McFarlane, Executive Vice-President and Chief Financial Officer is retiring effective at the end of the year.  Mr. John Gossling has been hired as the next Executive Vice-President and Chief Financial Officer.  Mr. Gossling will start on November 12, 2012 and, after a transition period, Mr. McFarlane will hand over responsibilities to Mr. Gossling effective January 1, 2013.

Item 5 Full Description of Material Change

On November 9, 2012, TELUS announced that Robert G. McFarlane, Executive Vice-President and Chief Financial Officer is retiring effective at the end of the year after 12 years at TELUS.  John Gossling was chosen to join TELUS’ leadership team as the next Executive Vice-President and Chief Financial Officer.  Mr. Gossling will start on November 12 and will work closely with Mr. McFarlane until the end of the 2012 to ensure an effective transition with respect to the leadership of the TELUS Finance team. Mr. McFarlane will hand over responsibilities to Mr. Gossling effective January 1, 2013 after this transition period.

Mr. Gossling is a highly talented and proven finance executive with extensive experience in the communications industry. From 2008 to 2011, he was the CFO of CTVglobemedia, leading all financial activities for the company.  From 2000 to 2008, Mr. Gossling held senior leadership roles with the Rogers Communications organization, including CFO at Rogers Wireless. Mr. Gossling is a Fellow of the Institute of Chartered Accountants of Ontario (FCA).

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Monique Mercier, Senior Vice President, Chief Legal Officer and Corporate Secretary of the Issuer, who is knowledgeable about the details of the material change and may be contacted at (604) 432-2151.

Item 9 Date of Report

November 9, 2012.